UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

CONX Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

212873103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 212873103	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles W. Ergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,750,000 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,750,000 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON IN

(1) As described in the registration statement on Form S-1 (File No. 333-249640) (the “Registration Statement”) filed by CONX Corp. (the “Issuer”), the shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) will automatically convert into shares of Class A common stock, par value $0.0001 per share, of the Issuer (the “Class A Common Stock”) at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

(2) Represents 18,750,000 shares of Class B Common Stock directly held by nXgen Opportunities, LLC (the “Sponsor”). Charles W. Ergen controls the Sponsor. Charles W. Ergen disclaims beneficial ownership over any securities owned by the Sponsor other than to the extent of his pecuniary interest therein.

CUSIP No. 212873103	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON nXgen Opportunities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,750,000 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,750,000 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON OO

(1) As described in the Registration Statement filed by the Issuer, the shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

(2) Represents 18,750,000 shares of Class B Common Stock directly held by the Sponsor. Charles W. Ergen controls the Sponsor. Charles W. Ergen disclaims beneficial ownership over any securities owned by the Sponsor other than to the extent of his pecuniary interest therein.

CUSIP No. 212873103	SCHEDULE 13G	Page 4 of 8

Item 1(a).	Name of Issuer:
CONX Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
5701 S. SANTA FE DR. LITTLETON, COLORADO 80120

Item 2(a).	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1. Charles W. Ergen
2. nXgen Opportunities, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of each of the Reporting Persons is as follows:
5701 S. SANTA FE DR. LITTLETON, COLORADO 80120

Item 2(c).	Citizenship:
See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:
Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:
212873103

CUSIP No. 212873103	SCHEDULE 13G	Page 5 of 8

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

CUSIP No. 212873103	SCHEDULE 13G	Page 6 of 8

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

CUSIP No. 212873103	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

By:	/s/ Charles W. Ergen
Name:	Charles W. Ergen

nXgen Opportunities, LLC

By:	/s/ Kyle Jason Kiser
Name:	Kyle Jason Kiser
Title:	Managing Member

CUSIP No. 212873103	SCHEDULE 13G	Page 8 of 8

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement, dated as of February 12, 2021, by and between Charles W. Ergen and nXgen Opportunities, LLC.